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John P. Falco

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falcoj@pepperlaw.com

March 27, 2017

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:

FundVantage Trust

Post-Effective Amendment No. 151 to Registration Statement on Form N-1A

1940 Act File No. 811-22027

1933 Act File No. 333-141120

Request for Withdrawal of Post-Effective Amendment to the Registration Statement Pursuant to Rule 477

Dear Mr. O’Connor:

We hereby request on behalf of FundVantage Trust (the “Trust”) the withdrawal of the above-referenced post-effective amendment (the “Amendment”) to the registration statement, filed with the Securities and Exchange Commission on February 13, 2017.

The Amendment was filed pursuant to Rule 485(a) to register a new class of shares for an existing fund. It is anticipated that the Trust will seek approval from the Commission to submit a post-effective amendment under Rule 485(b)(1)(vii) to become immediately effective. No securities were sold in connection with the Amendment.

Very truly yours,
/s/ John P. Falco
John P. Falco
cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.